================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                                   ----------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                                   ----------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                                   ----------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x Form 40-F
                                       ---         ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No x
                                    ---        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------

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


                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  February 2003

                                TABLE OF CONTENTS
                                -----------------

Description                                                             Page

Press Release, dated February 6, 2003
PSi Technologies Reports Fourth Quarter and Year-end 2002 Results........ 3

[PSi TECHNOLOGIES HOLDINGS, INC.-- COMPANY LOGO]

At PSi Technologies Holdings, Inc.:         At FRB | Weber Shandwick:
Edison G. Yap, CFA                          Karen Keating-Rissman (general info)
(63 2) 837 7702 (Office)                    (415) 296 2261
(63 2) 810 7491 (Night)                     klkeating@webershandwick.com
egyap@psitechnologies.com.ph                ----------------------------
----------------------------

        PSI TECHNOLOGIES REPORTS FOURTH QUARTER AND YEAR-END 2002 RESULTS

Santa Clara, CA & Manila, Philippines - February 6, 2003 - PSi Technologies Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter and twelve months ended December 31, 2002:

Highlights for the quarter
.. Revenue of $18.7 million, an increase of 44% on a year-over-year basis.
.. Gross margin of 4.1%, an increase of 410 basis points on a year-over-year basis.
.. EBITDA of $1.9 million, an increase of 62% on a year-over-year basis.
.. EPS of $(0.12) versus $(0.13) in 4Q01.
.. Sequential revenue growth of 5-10% expected for 1Q03, profitability targeted by the second half of 2003.

Fourth Quarter Financial Results
Revenues for the fourth quarter of 2002 totaled $18.7 million, a (3.6)% sequential decrease compared to $19.4 million in the previous quarter, and a 44% increase compared to $13.0 million in revenues for the fourth quarter of 2001. Revenues from the top 5 customers of the Company were $15.2 million, a (2.8)% decline compared to $15.7 million in the previous quarter, and a 56% increase compared to $9.8 million in the fourth quarter of 2001.

"We are proud of our accomplishments," said Arthur J. Young, Jr. "Despite seasonality in the business, the Company built and sold more product in the fourth quarter of 2002, than in other similar periods in the company's history." Historically, the Company's revenues decline from the third to the fourth quarter due to the lesser number of working days.

Power semiconductor packages comprised 92.9% of total fourth quarter revenue, or $17.4 million, a (2.8)% sequential decrease in sales versus $17.9 million in the previous quarter. Power packages increased 59% year-over-year, from $10.9 million in 4Q01. Overall unit volumes declined sequentially by (5.7)% and were higher by 72.9% year-over-year.

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 2 of 7

In terms of geographic distribution, US and European based customers comprised 38% and 50% of sales, respectively, from 52% and 27%, respectively, in the same period last year. Asia accounted for the remainder.

The Company's largest customers for the fourth quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips, and ST Microelectronics. "PSi's extensive offering of power packages has made PSi the preferred assembly and test provider to some of the fastest growing power semiconductor device manufacturers in the world," said Young. "Products packaged for those customers are used in a variety of end applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards."

During the quarter, PSi developed and increased our packaging capabilities for CoolMOS/TM/, Pentawatt, Bipolar Junction Transistors, and Small Signal Dual Diode technologies.

In line with guidance, gross profit margin was 4.1%, compared with 4.9% in the previous quarter. It was 0% in the same period last year. Gross profit was $758 thousand in the fourth quarter, compared to $952 thousand in the previous quarter, and a slight loss for the fourth quarter of 2001.

According to Young, "We have made gains in improving the efficient and productive use of resources such as direct labor and capital equipment, while streamlining certain manufacturing related costs."

EBITDA for the fourth quarter of 2002 was $1.9 million, a (10.8)% sequential decrease compared to $2.2 million for the third quarter of 2002, and a 62% increase compared to $1.2 million for the fourth quarter of 2001. EBITDA margin was 10.4% for the quarter compared to 11.2% in the prior quarter and 9.2% in the year-ago quarter.

Operating expenses increased by 2.7% sequentially due to higher research and development expenses and seasonal increase in administrative expenses. Operating loss for the fourth quarter was $(1.6) million, compared to $(1.3) million in the previous quarter and $(1.8) million in the fourth quarter of 2001.

Fourth quarter net loss was $(1.7) million or $(0.12) per diluted share compared to $(1.4) million, or $(0.11) per diluted share in the previous quarter, and $(1.7) million or $(0.13) per diluted share in the fourth quarter of 2001.

Full Year Results
Full year 2002 revenues totaled $70.3 million, an increase of 31.4% versus full year 2001 revenues of $53.5 million. Comparatively, the total semiconductor market grew by 2% while the power semiconductor segment expanded at a higher 6.4% in 2002, based on estimates by the Semiconductor Industry Association.

"We believe the strong recovery in the company's revenues validates the strength of our business model as a provider of outsourced assembly and test services, to the power semiconductor market," Young stated.

Power semiconductor revenues totaled $62.6 million, an increase of 40.7% compared to $44.5 million in 2001.

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 3 of 7

The Company experienced broad based growth across its European business, with the region contributing 40% of total sales, from 27% in 2001. US based customers still comprised the majority, with 48% of sales, from 53% previously. Asia accounted for the remainder.

PSi built 1.2 billion units in 2002, a production record for the Company. Overall unit volumes increased 62% year-over-year. Power semiconductor unit volumes increased by 81%.

New packages developed during the year accounted for 5% of full year revenue.

Full year gross profit was $2.5 million, an increase of 14.1% compared to $2.2 million for full year 2001. Gross profit margin was 3.6% for 2002.

EBITDA was $6.8 million for full year 2002, versus $6 million for full year 2001. EBITDA margin was 9.7% for 2002.

2002 operating loss was $(6.2) million, compared to $(5.1) million for 2001.

Net loss totaled $(6.5) million or $(0.49) per diluted share for the year ended December 31, 2002, compared to a net loss of $(5.5) million, or $(0.41) per diluted share for 2001.

Balance Sheet Highlights
Cash and cash equivalents totaled $1.1 million at end December 2002, versus $1.8 million in 2001. For the year, EBITDA and suppliers credit were the primary sources of funding for capital expenditures. Capital expenditures totaled $17.9 million in 2002, lower than $21.5 million in 2001. The Company availed of $2.3 million in short-term loans in 2002, versus $4.2 million in 2001.

The Company ended the year with total liabilities of $38.8 million including $6.5 million in short-term bank financing and $2.5 million in liabilities related to the ON Guadalajara offload program, versus $73.9 million in total shareholders' equity.

"To support expansion and short-term debt refinancing activities, we are in discussions with various financial institutions to take advantage of historically low interest rates by securing long-term financing," said Thelma G. Oribello, Chief Financial Officer.

Tangible book value was $5.52 per share at December 31, 2002.

Business Outlook
Commenting on the Company's business outlook and go-forward strategies, Chairman and CEO Young said, "Based on our quarter ending inventory and order book, we anticipate 5-10% sequential growth in the first quarter, and double-digit percentage growth in the second. Barring any unforeseen circumstances and in line with the recovery of the semiconductor market, we expect the balance of the year to be strong, with PSi continuing to gain market share as the preferred outsourced assembly and test provider to the power semiconductor market.

The company has intensified its internal operational excellence initiatives to enable its cost reduction programs to catch up to price reduction curves.

"We expect the company, driven by increased demand and operational excellence initiatives, to be profitable by the second half of the year," Young concluded.

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 4 of 7

Conference Call and Webcast
Company management will hold a conference call to discuss fourth quarter 2002 operating results on Thursday, February 6, 2003, at 5:00 p.m. EST/2:00 p.m. PST. Interested parties should call 888-413-4411 (for domestic callers) or 703-871-3795 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the investor relations section
                  ------------------------
of the Company's website at www.psitechnologies.com.
                            -----------------------

A replay of the conference call will be available at 888-266-2086 (for domestic callers) and 703-925-2435 (for international callers) through February 13, 2003; the passcode number is 6387072. The webcast replay will be available for 90 days.

About PSi Technologies
PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com.
-----------------------

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

PSi Technologies Reports Four Quarter and Year-End 2002 Results
Page 5 of 7

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement
                                 (in US Dollars)

                                         Three Months Ended           Twelve Months Ended
                                   31-Dec-2002    31-Dec-2001    31-Dec-2002    31-Dec-2001
                                    Unaudited       Audited       Unaudited       Audited


Sales                              18,714,057     13,036,517     70,317,404     53,511,576

Cost of Sales                      17,955,644     13,042,786     67,778,164     51,285,615

Gross Profit                          758,413         (6,269)     2,539,240      2,225,961

Operating Expense
   Research & Development             376,588        209,252      1,374,690        691,394
   Stock Compensation Cost             59,988         59,988        239,953        239,953
   Administrative Expense           1,632,083      1,263,919      6,016,326      5,423,808
   Marketing Expense                  254,279        256,095      1,106,410        965,403
                                    ---------      ---------      ---------      ---------
                                    2,322,938      1,789,254      8,737,379      7,320,558

Operating Profit / (Loss)          (1,564,525)    (1,795,523)    (6,198,139)    (5,094,597)

Other Income/(Charges)                (99,764)       166,310       (337,220)      (321,329)

Income before Tax                  (1,664,289)    (1,629,213)    (6,535,358)    (5,415,926)

Income before Minority Interest    (1,664,289)    (1,612,239)    (6,535,358)    (5,413,097)

                                   ----------     ----------     ----------     ----------
Net Income / (Loss)                (1,669,700)    (1,710,404)    (6,544,653)    (5,507,878)
                                   ==========     ==========     ==========     ==========

EBITDA                              1,947,309      1,198,939      6,827,310      6,093,871

No. of Shares Outstanding          13,395,848     13,395,848     13,395,848     13,395,848

EPS                                     (0.12)         (0.13)         (0.49)         (0.41)

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 6 of 7

                         PSi Technologies Holdings, Inc.
                      Unaudited Consolidated Balance Sheet
                                 (in US Dollars)

                                                                     As of
                                                         31-Dec-2002       31-Dec-2001
                                                           Unaudited          Audited

ASSETS
     Cash & Cash Equivalents                                1,082,746       1,792,020
     Accounts Receivable                                   14,269,949      10,286,536
     Inventories                                            8,566,421       7,300,382
     Prepaid Expenses & Tax Credit Receivables              2,575,824       2,872,647
                                                         ------------    ------------
   Total Current Assets                                    26,494,939      22,251,585
                                                         ------------    ------------
     Property & Equipment                                 137,368,962     119,802,817
     Accumulated Depreciation                              53,101,754      39,791,725
                                                         ------------    ------------
   Property, Plant & Equipment - Net                       84,267,208      80,011,093
                                                         ------------    ------------
   Investment and Advances                                    141,881         143,388
   Other Assets                                             2,066,611       2,758,670
                                                         ------------    ------------
TOTAL ASSETS                                              112,970,639     105,164,736
                                                         ============    ============

LIABILITIES & STOCKHOLDERS' EQUITY

     Accounts Payable & Other Expenses                     15,431,484      11,146,263
     Accounts Payable - CAPEX                              10,841,262       4,912,116
     Bank Loans                                             6,500,000       4,200,000
     Trust Receipts                                         3,295,234       1,080,216
     Current Portion of Long-Term Debt                      2,572,397         581,270
     Current Portion of Obligation under Capital Lease        104,724         102,811
                                                         ------------    ------------
   Total Current Liabilities                               38,745,101      22,022,675
                                                         ------------    ------------
   Long-Term Liability (net of current)                            --       2,525,238
                                                         ------------    ------------
   Obligation under Capital Leases (net of current)            67,644         163,524
                                                         ------------    ------------
   Total Liabilities                                       38,812,745      24,711,437
                                                         ------------    ------------
   Minority Interest                                          225,752         216,458
   Equity
     Common Stock                                             590,818         590,818
     Additional Paid-in-Capital                            68,127,394      67,887,441
                                                         ------------    ------------
   Sub-Total Equity                                        68,718,212      68,478,259
                                                         ------------    ------------
   RETAINED EARNINGS / (DEFICIT)
     Year-to-Date Profit & Loss                            (6,544,653)     (5,507,878)
     Previous Year's Retained Earnings                     11,719,653      17,227,529
     Other Comprehensive Income                                38,931          38,931
                                                         ------------    ------------
   Sub-Total Retained Earnings                              5,213,931      11,758,582
                                                         ------------    ------------
   Total Equity                                            73,932,142      80,236,841
                                                         ------------    ------------
TOTAL LIABILITIES & S'HOLDERS' EQUITY                     112,970,639     105,164,736
                                                         ============    ============

PSi Technologies Reports Fourth Quarter and Year-End 2002 Results
Page 7 of 7

                         PSi Technologies Holdings, Inc.
                       Consolidated Statement of Cashflows
                                 (In US Dollars)

                                                               Twelve Months ended
                                                            31-Dec-02      31-Dec-01
                                                            Unaudited       Audited
                                                           -----------    -----------

CASH FLOW FROM OPERATING ACTIVITIES
   Net Income                                               (6,544,653)    (5,507,878)
   Adjustments to reconcile net income to net cash
   provided by operating activities:
     Minority Interest                                           9,294         94,780
     Stock Compensation Cost                                   239,953        239,953
     Depreciation and amortization                          13,645,567     12,034,980
     Provision for Deferred Income Tax                                        (30,066)
     Equity in net loss (Gain) of an investee                      (88)           425
     Change in assets & liabilities
       Decrease (Increase) in:
          Accounts Receivable                               (3,983,413)      (102,512)
          Inventories                                       (1,266,039)     2,209,242
          Other Current Assets & Tax Credit Receivables        296,823        (80,716)
       Increase (Decrease) in:
          Accounts Payable and other expenses               10,214,367     (4,414,437)
                                                           -----------    -----------
Net Cash Provided by Operating Activities                   12,611,811      4,443,770
                                                           ===========    ===========
CASH FLOW FROM INVESTING ACTIVITIES
   Additions to property & equipment                       (17,901,682)   (18,406,988)
   Decrease (increase) in investments & advances                 1,595         24,242
   Decrease (increase) in other assets                         692,059     (1,327,299)
                                                           -----------    -----------
Net Cash Used in Investing Activities                      (17,208,027)   (19,710,045)
                                                           ===========    ===========
CASH FLOW FROM FINANCING ACTIVITIES
Net avails/(payments) of short-term loans                    2,300,000      4,200,000
Trust Receipts & acceptances payable                         2,215,018      1,080,216
Net availment/(payments) of stock issuance cost                              (187,406)
Net Availment/(payment) of long-term liability                (534,111)          --
Net avails/(payments) of obligation under capital leases       (93,967)       (26,843)
                                                           -----------    -----------
Net Cash provided by (used in) Financing Activities          3,886,940      5,065,966
                                                           ===========    ===========
NET INCREASE (DECREASE) IN CASH & EQUIVALENTS                 (709,275)   (10,200,309)
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD               1,792,021     11,992,329
                                                           -----------    -----------
CASH & CASH EQUIVALENTS AT END OF PERIOD                     1,082,746      1,792,020
                                                           ===========    ===========
SUPPLEMENTAL INFORMATION ON NONCASH
   FINANCING AND INVESTING ACTIVITIES
Machinery, equipment and accessories acquired under a
   long-term liability arrangement from a customer                       3,106,507.82
Equipment acquired under capital lease arrangement                         293,178.00

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: February 7, 2003


                                      PSi TECHNOLOGIES HOLDINGS, INC.



                                      By: /s/ Arthur J. Young, Jr.
                                         ---------------------------------
                                          Arthur J. Young, Jr.
                                          President and Chief Executive Officer